Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 dated November 12, 2024) and related Prospectus of Eagle Materials Inc. for the registration of common stock, preferred stock, debt securities, warrants, units and depositary shares and to the incorporation by reference therein of our reports dated May 22, 2024, with respect to the consolidated financial statements of Eagle Materials Inc., and the effectiveness of internal control over financial reporting of Eagle Materials Inc., included in its Annual Report (Form 10-K) for the year ended March 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

November 12, 2024